Guy Whittaker Group Finance Director

Mr Mark Webb Legal Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gogarburn Edinburgh EH12 1HQ Telepone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.com

2 October 2008

Dear Mr Webb

The Royal Bank of Scotland Group plc
Form 20-F for the fiscal year ended 31 December 2007
File No.  001-10306

Thank you for your letter dated 25 September 2008 received today commenting on the Group’s Form 20-F for the year ended 31 December 2007.

We are carefully considering your comments and expect to be able to provide you with our response by the end of the month.

Yours sincerely

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB